Exhibit 99.1

BTC DIGITAL LTD.

2025 Extraordinary GENERAL MEETING Results

On August 22, 2025, BTC Digital Ltd. (the “Company”) held its 2025 Extraordinary General Meeting (the “Meeting”).

The following are the voting results for the proposals considered and voted upon at the Meeting:

Proposal 1 Approval of an Increase in the Company’s Authorized Share Capital

Approval of an increase in the Company’s authorized share capital from US$1,500,000, divided into 25,000,000 ordinary shares with a par value of US$0.06 each, to US$12,000,000, divided into 200,000,000 ordinary shares with a par value of US$0.06 each.

For	Against	Abstain
2,154,769	401,982	28,675

Proposal 2 Ratification of Selection of Audit Alliance LLP as Independent Auditor

Ratification of the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.

For	Against	Abstain
2,400,147	144,336	40,943

Based on the foregoing votes, the shareholders approved all of the proposals.